UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of March 2002

CINAR Corporation
(translation of registrant's name into English)

1055, René Lévesque Blvd East, Montreal, Quebec, Canada H2L 4S5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____ Form 40-F X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CINAR CORPORATION
(Registrant)

Date: March 11, 2002

By: ____________
(Barrie Usher
President, and
Chief Executive Officer
(Signature)*

* Print the name and title of the signing officer under his signature.

EXHIBIT

Press Release, dated March 8, 2002 – CINAR proceedings
to be heard in the U.S.

news release

For immediate release

CINAR PROCEEDINGS TO BE HEARD IN THE U.S.

Montréal (QC), Canada, March 8, 2002 – CINAR Corporation announces that the United States District Court in Brooklyn, New York, has denied a motion by CINAR Corporation and other defendants to have the complaints in a class action by purchasers of CINAR Class B shares heard by the courts of Québec instead of those in the United States.

The class action will now proceed in the United States.

CINAR Corporation *is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. CINAR's web site is www.cinar.com.*

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Contact **:**
Louise Sansregret, M.A., M.B.A.
Vice President, Investor Relations and Public Affairs
CINAR Corporation
(514) 843-7070